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                             LTC HEALTHCARE, INC.

                                  EXHIBIT 99

                                 RISK FACTORS

You should carefully consider the risks described below before making an investment decision in our company. The risks and uncertainties described below are not the only ones facing our company and there may be additional risks that we do not presently know of or that we currently consider immaterial. All of these risks could adversely affect our business, financial condition, results of operations and cash flows. As a result, our ability to pay distributions on, and the market price of, our common stock may be adversely affected if any of such risks are realized.

In accordance with "plain English" guidelines provided by the Securities and Exchange Commission, whenever we refer to "our company" or to "us," or use the terms "we" or "our," we are referring to LTC Healthcare, Inc. and its subsidiaries.

OUR PERFORMANCE IS SUBJECT TO RISKS ASSOCIATED WITH HEALTH CARE REAL ESTATE INVESTMENT

THERE ARE FACTORS OUTSIDE OF OUR CONTROL THAT AFFECT THE PERFORMANCE AND VALUE OF OUR REAL ESTATE. Real property investments in the health care industry are subject to varying degrees of risk. The economic performance and values of health care real estate can be affected by many factors including governmental regulation, economic conditions, and demand for health care services. We cannot assure that the value of any property acquired by us will appreciate or that the value of property securing any of our mortgage loans or any property acquired by us will not depreciate. Certain significant expenditures associated with an investment in real estate (such as mortgage payments, real estate taxes and maintenance costs) generally do not decline when circumstances cause a reduction in income from the property.

INCOME AND RETURNS FROM HEALTH CARE FACILITIES CAN BE VOLATILE. The possibility that the health care facilities in which we invest will not generate income sufficient to meet operating expenses, will generate income and capital appreciation, if any, at rates lower than those anticipated or will yield returns lower than those available through investments in comparable real estate or other investments are additional risks of investing in health care related real estate. Income from properties and yields from investments in such properties may be affected by many factors, including changes in governmental regulation (such as zoning laws), general or local economic conditions (such as fluctuations in interest rates and employment conditions), the available local supply of and demand for improved real estate, a reduction in rental income as the result of an inability to maintain occupancy levels, natural disasters (such as earthquakes and floods) or similar factors.

REAL ESTATE INVESTMENTS ARE ILLIQUID. Real estate investments are relatively illiquid and, therefore, tend to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions. All of the our properties are "special purpose" properties that could not be readily converted to general residential, retail or office use. Transfers of operations of nursing homes and other health care-related facilities are subject to regulatory approvals not required for transfers of other types of commercial operations and other types of real estate. Thus, if the operation of any of our properties becomes unprofitable due to competition, age of improvements or other factors such that the lessee becomes unable to meet its obligations on the lease, the liquidation value of the property may be substantially less -- relative to the amount owing on the mortgage loan -- than would be the case if the property were readily adaptable to other uses. The receipt of liquidation proceeds could be delayed by the approval process of any state agency necessary for the transfer of the property. In addition, certain significant expenditures associated with real estate investment (such as

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real estate taxes and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investment. If any of these events occur, our income and funds available for distribution would be adversely affected.

SOME POTENTIAL LOSSES ARE NOT COVERED BY INSURANCE. We currently require, and we intend to continue to require, all of any of our properties to secure adequate comprehensive property and liability insurance that covers us as well as the lessee. Certain risks may, however, be uninsurable or not economically insurable and there can be no assurance we or a lessee will have adequate funds to cover all contingencies itself. Certain losses such as losses due to floods or seismic activity may be insured subject to certain limitations including large deductibles or co-payments and policy limits. If an uninsured loss or a loss in excess of insured limits occurs with respect to one or more of our properties, we could lose the capital we invested in the properties, as well as the anticipated future revenue from the properties and, in the case of debt which is with recourse to us, we would remain obligated for any mortgage debt or other financial obligations related to the properties.

WE DEPEND ON LEASE INCOME FROM REAL PROPERTY. Since a substantial portion of our income is derived from lease income from real property, our income would be adversely affected if we were unable to lease our properties on economically favorable terms. There can be no assurance that any lessee will exercise its option to renew its lease upon the expiration of the initial term or that if such failure to renew were to occur, we could lease the property to others on favorable terms.

OUR LESSEES FACE COMPETITION IN THE HEALTHCARE INDUSTRY

The long-term care industry is highly competitive and we expect that it may become more competitive in the future. Our lessees are competing with numerous other companies providing similar long-term care services or alternatives such as home health agencies, life care at home, community-based service programs, retirement communities and convalescent centers. There can be no assurance that our lessees will not encounter increased competition in the future which could limit their ability to attract residents or expand their businesses and therefore affect their ability to make their lease payments to us.

THE HEALTHCARE INDUSTRY IS HEAVILY REGULATED BY THE GOVERNMENT

Our lessees who operate health care facilities are subject to heavy regulation by federal, state and local governments. These laws and regulations are subject to frequent and substantial changes resulting from legislation, adoption of rules and regulations, and administrative and judicial interpretations of existing law. These changes may have a dramatic effect on the definition of permissible or impermissible activities, the relative costs associated with doing business and the amount of reimbursement by both government and other third-party payors. These changes may be applied retroactively. The ultimate timing or effect of these changes cannot be predicted. The failure of any lessee of any of our properties to comply with such laws, requirements and regulations could affect its ability to operate its facility or facilities and could adversely affect such lessee's ability to make lease payments to us.

OUR LESSEES RELY ON GOVERNMENT AND THIRD PARTY REIMBURSEMENT. The ability of our lessees to generate revenue and profit determines the underlying value of that facility to us. Revenues of our lessees are generally derived from payments for patient care. Sources of such payments include the federal Medicare program, state Medicaid programs, private insurance carriers, health care service

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plans, health maintenance organizations, preferred provider arrangements, self-insured employers, as well as the patients themselves.

A significant portion of the revenue of our lessees is derived from governmentally-funded reimbursement programs, such as Medicare and Medicaid. Because of significant health care costs paid by such government programs, both federal and state governments have adopted and continue to consider various health care reform proposals to control health care costs. In recent years, there have been fundamental changes in the Medicare program which resulted in reduced levels of payment for a substantial portion of health care services. In many instances, revenues from Medicaid programs are already insufficient to cover the actual costs incurred in providing care to those patients.

Moreover, health care facilities have experienced increasing pressures from private payors attempting to control health care costs, and reimbursement from private payors has in many cases effectively been reduced to levels approaching those of government payors.

Governmental and public concern regarding health care costs may result in significant reductions in payment to health care facilities, and there can be no assurance that future payment rates for either governmental or private payors will be sufficient to cover cost increases in providing services to patients. Any changes in reimbursement policies which reduce reimbursement to levels that are insufficient to cover the cost of providing patient care could adversely affect revenues of our lessees and thereby adversely affect those `lessees' ability to make their lease payments to us. Failure of the lessees to make their lease payments would have a direct and material adverse impact on us.

REGULATIONS HAVE BEEN ADOPTED TO ELIMINATE FRAUD AND ABUSE. There are various federal and state laws prohibiting fraud by health care providers, including criminal provisions which prohibit filing false claims or making false statements to receive payment or certification under Medicare and Medicaid, or failing to refund overpayments or improper payments. Violation of these federal provisions is a felony punishable by up to five years imprisonment and/or $25,000 fines. Civil provisions prohibit the knowing filing of a false claim or the knowing use of false statements to obtain payment. The penalties for such a violation are fines of not less than $5,000 nor more than $10,000, plus treble damages, for each claim filed.

There are also laws which govern referrals and financial relationships. The federal Anti-Kickback Law prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, the referral of Medicare and Medicaid patients. A wide array of relationships and arrangements, including ownership interests in a company by persons who refer or who are in a position to refer patients, as well as personal services agreements, have under certain circumstances, been alleged or been found to violate these provisions. In addition to the Anti-Kickback Statute, the federal government restricts certain financial relationships between physicians and other providers of health care services.

State and federal governments are devoting increasing attention and resources to anti-fraud initiatives against health care providers. The Health Insurance Portability and Accountability Act of 1996 and the Balanced Budget Act of 1997 expand the penalties for health care fraud, including broader provisions for the exclusion of providers from the Medicare and Medicaid programs. Further, under Operation Restore Trust, a major anti-fraud demonstration project, the Office of Inspector General of the U.S. Department of Health and Human Services, in cooperation with other federal and state agencies, has focused on the activities of skilled nursing facilities, home health agencies, hospices and durable medical equipment suppliers in certain states, including California, in which we have

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properties. Due to the success of Operation Restore Trust, the project has been expanded to numerous other states and to additional providers including providers of ancillary nursing home services.

Based upon information we have periodically received from our operators over the terms of their respective leases and loans, we believe that the nursing facilities in which we have investments are in substantial compliance with the various regulatory requirements applicable to them, although there can be no assurance that the operators are in compliance or will remain in compliance in the future.

CONGRESS HAS ENACTED HEALTH CARE REFORM MEASURES. The health care industry is facing various challenges, including increased government and private payor pressure on health care providers to control costs. The pressure to control health care costs intensified during 1994 and 1995 as a result of the national health care reform debate and continues into 1999 as Congress attempted to slow the rate of growth of federal health care expenditures as part of its effort to balance the federal budget. The Balanced Budget Act enacted significant changes to the Medicare and Medicaid programs designed to "modernize" payment and health care delivery systems while achieving substantial budgetary savings. In seeking to limit Medicare reimbursement for long term care services, Congress established the prospective payment system for skilled nursing facility services to replace the cost-based reimbursement system. Skilled nursing facilities may need to restructure their operations to accommodate the new Medicare prospective payment system reimbursement. In part because of the uncertainty as to the effect of the prospective payment system on skilled nursing facilities, in November 1998, Standard and Poor's, an international rating agency that provides credit analysis and information through the rating of financial instruments, placed many skilled nursing facility companies on a "credit watch" because of the potential negative impact of the implementation of the prospective payment system on the financial condition of skilled nursing facilities, including the ability to make interest and principal payments on outstanding borrowings. In early March 1999, Standard & Poor's lowered the ratings of several skilled nursing facility companies, including skilled nursing facilities in which we invest, because of the impact of the implementation of the prospective payment system, particularly those companies with substantial debt.

In addition, there are numerous initiatives at the federal and state levels for comprehensive reforms affecting the payment for and availability of health care services. Congress and state legislatures can be expected to continue to review and assess alternative health care delivery systems and payment methodologies. Changes in the law, new interpretations of existing laws, or changes in payment methodology may have a dramatic effect on the definition of permissible or impermissible activities, the relative costs associated with doing business and the amount of reimbursement by the government and other third party payors.

In light of forthcoming regulations and continuing state Medicaid program reform, no assurance can be given that the implementation of such regulations and reform will not have a material adverse effect on our financial condition or results of operations.

OUR FACILITIES ARE SUBJECT TO LICENSING, CERTIFICATION AND ACCREDITATION. In addition to the requirements to be met by skilled nursing facilities for participation in the Medicare and Medicaid programs, skilled nursing facilities are subject to regulatory and licensing requirements of federal, state and local authorities. The operator of each skilled nursing facility is licensed annually by the board of health or other applicable agency in each state. In granting and renewing licenses, regulatory agencies consider, among other things, the physical buildings and equipment, the qualifications of the administrative personnel and nursing staff, the quality of care and continuing compliance with the

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laws and regulations relating to the operation of the facilities. State licensing of facilities is a prerequisite to certification under the Medicare and Medicaid programs. In the ordinary course of business, the operators receive notices of deficiencies for failure to comply with various regulatory requirements and take appropriate corrective and preventive actions.

Failure to obtain licensure or loss of licensure would prevent a facility from operating. Failure to maintain certification in the Medicare and Medicaid programs would result in a loss of funding from those programs. Although accreditation is generally voluntary, loss of accreditation could result in a facility not meeting eligibility requirements to participate in various reimbursement programs. These events could adversely affect the facility operator's ability to make rent and debt payments.

In addition to licensing requirements, state and local laws may regulate expansion, including the addition of new beds or services or acquisition of medical equipment, and occasionally the contraction of health care facilities by requiring certificate of need or other similar approval programs. States vary in their utilization of these programs. In addition, health care facilities are subject to the Americans with Disabilities Act and building and safety codes which govern access, physical design requirements for facilities, and building standards.

LONG-TERM CARE FACILITIES. Long-term care facilities are regulated primarily through the licensing of such facilities against a common background established by federal law enacted as part of the Omnibus Budget Reconciliation Act of 1987. Regulatory authorities and licensing standards vary from state to state, and in some instances from locality to locality. These standards are constantly reviewed and revised. Agencies periodically inspect facilities, at which time deficiencies may be identified. The facilities must correct these deficiencies as a condition to continued licensing or certification and participation in government reimbursement programs. Depending on the nature of such deficiencies, remedies can be routine or costly. Similarly, compliance with regulations which cover a broad range of areas such as patients' rights, staff training, quality of life and quality of resident care may increase facility start-up and operating costs.

ASSISTED LIVING FACILITIES Assisted living facilities are subject to certain state regulations and licensing requirements. To qualify as a state licensed facility, assisted living facilities must comply with regulations which address, among other things, staffing, physical design, required services and resident characteristics. Assisted living facilities are also subject to various local building codes and other ordinances, including fire safety codes. These requirements vary from state to state and are monitored to varying degrees by state agencies. Failure to comply with these laws and regulations could result in the denial of reimbursement, the imposition of fines, suspension or decertification from the Medicare and Medicaid program, and in extreme cases, the revocation of a facility's license or closure of a facility. Such actions may have an effect on the revenues of the lessees of properties owned by us and therefore adversely impact our revenues.

Currently, assisted living facilities are not regulated as such by the federal government. State standards required for assisted living facility providers are less stringent than those required of other licensed health care operators. There can be no assurance that federal regulations governing the operation of assisted living facilities will not be implemented in the future or that existing state regulations will not be expanded. In addition, only certain states have adopted laws or regulations permitting individuals with higher acuity levels to remain in assisted living communities who may otherwise qualify for placement in a nursing facility. While only certain states presently provide for any Medicaid reimbursement for assisted living residences, several states are currently reviewing their policies and reimbursement programs to provide funding for assisted living residences. There can be no assurance that such states will adopt the Medicaid waiver program.

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ENVIRONMENTAL PROBLEMS ARE POSSIBLE AND CAN BE COSTLY. Under various federal, state and local environmental laws, ordinances and regulations, an owner of real property or a secured lender (such as our company) may be liable for the costs of removal or remediation of hazardous or toxic substances at, under or disposed of in connection with such property, as well as other potential costs relating to hazardous or toxic substances (including government fines and damages for injuries to persons and adjacent property). Such laws often impose such liability without regard to whether the owner or secured lender knew of, or was responsible for, the presence or disposal of such substances and may be imposed on the owner or secured lender in connection with the activities of an operator of the property. The cost of any required remediation, removal, fines or personal or property damages and the owner's or secured lender's liability therefore could exceed the value of the property, and/or the assets of the owner or secured lender. In addition, the presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral which, in turn, would reduce our revenues.

Although the leases covering our properties require the lessee to indemnify us for certain environmental liabilities, the scope of such obligations may be limited and we cannot assure that any such lessee would be able to fulfill its indemnification obligations.

WE RELY ON A FEW MAJOR OPERATORS

As of December 31, 1998, Karrington Health, Inc., Sun Healthcare Group, Inc. (through its wholly owned subsidiary Sunrise Healthcare Corporation) and Integrated Health Services, Inc. are our largest operators, operating twelve facilities which represent approximately 60%, 25% and 11%, respectively, of our adjusted gross portfolio on such date. Sun is a publicly traded company, and as such is subject to the filing requirements of the Securities and Exchange Commission. Our financial position and our ability to make distributions may be adversely affected by financial difficulties experienced by any of such operators, or any other of our major operators, including a bankruptcy, insolvency or general downturn in the business of any such operator, or in the event any such operator does not renew its leases as they expire.

THIRD PARTIES WE INVEST IN MAY BECOME BANKRUPT

If third parties we invest in become bankrupt, any investments we make in assets operating in workout modes or under Chapter 11 of the Bankruptcy Code could be subordinated or disallowed, and we could be liable to third parties. Furthermore, if we receive any distributions relating to such investments, they could be recovered from us if the distribution is regarded as a fraudulent conveyance or preferential payment. Bankruptcy laws, including the automatic stay imposed upon the filing of a bankruptcy petition, may delay our ability to realize on collateral securing loans made by us or may adversely affect the priority of our loans through doctrines such as "equitable subordination" or may result in a restructure of the debt through principles such as the "cramdown" provisions of the bankruptcy laws.

WE MAY BE UNABLE TO CONSUMMATE ACQUISITIONS, LEASINGS AND FINANCINGS ON ADVANTAGEOUS TERMS DUE IN PART TO COMPETITION

We intend to continue to acquire, lease and finance health care facilities. These types of investments in health care facilities entail the risk that they will fail to perform in accordance with expectations. Estimates of the costs of improvements necessary for us to bring an acquired property up to market standards may prove inaccurate. Further, we anticipate significant competition for attractive

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investment opportunities from other major health care facility investors with significant capital including real estate investment trusts ("REITs"), real estate partnerships, health care providers and other investors, including banks and insurance companies. We expect that future investments will be financed through a combination of borrowings and proceeds from equity or debt offerings by us, which could have an adverse effect on our cash flow. We may not be able to invest in additional facilities. Our inability to finance any future investments on favorable terms or the failure of investments to conform with our expectations or investment criteria could have a direct and adverse impact on us.

WE ARE SUBJECT TO RISKS AND LIABILITIES IN CONNECTION WITH PROPERTIES OWNED THROUGH JOINT VENTURES, LIMITED LIABILITY COMPANIES AND PARTNERSHIPS

We have ownership interests in joint ventures, limited liability companies or partnerships. We may make additional investments through these ventures in the future. Partnership, limited liability company or joint venture investments may involve risks such as the following:

     - our partners, co-members or joint venturers might become bankrupt (in which event we and any other remaining general partners, members or joint venturers would generally remain liable for the liabilities of the partnership, limited liability company or joint venture);

     - our partners, co-members or joint venturers might at any time have economic or other business interests or goals which are inconsistent with our business interests or goals;

     - our partners, co-members or joint venturers may be in a position to take action contrary to our instructions, requests, policies or objectives; and

     - agreements governing joint ventures, limited liability companies and partnerships often contain restrictions on the transfer of a joint venturer's, member's or partner's interest or "buy-sell" or other provisions which may result in a purchase or sale of the interest at a disadvantageous time or on disadvantageous terms.

We will, however, generally seek to maintain sufficient control of our partnerships, limited liability companies and joint ventures to permit us to achieve our business objectives. Our organizational documents do not limit the amount of available funds that we may invest in partnerships, limited liability companies or joint ventures. The occurrence of one or more of the events described above could have a direct and adverse impact on us.

WE COULD INCUR MORE DEBT

Our organizational documents do not contain any limitation on the amount of indebtedness we may incur. We also have the ability to use a more highly leveraged business strategy than typically used by REITs. As part of our business strategy, we engage in the ownership of leveraged properties, and as such, the purchase of additional properties will cause our debt to increase. Accordingly, we could become further highly leveraged, resulting in an increase in debt service that could increase the risk of default on our indebtedness.

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DEBT FINANCING, FINANCIAL COVENANTS, DEGREE OF LEVERAGE AND INCREASES IN
INTEREST RATES COULD ADVERSELY AFFECT OUR ECONOMIC PERFORMANCE

SCHEDULED DEBT PAYMENTS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION. We are subject to risks normally associated with debt financing, including the risks that our cash flow will be insufficient to make distributions to our stockholders, that we will be unable to refinance existing indebtedness on our properties (which in all cases will not have been fully amortized at maturity) and that the terms of refinancing will not be as favorable as the terms of existing indebtedness.

As of December 31, 1998, we had total debt outstanding of $16,528,000 under our unsecured line of credit with LTC Properties, Inc., a Maryland corporation, which bears interest at 10% and matures in March 2008. If we are unable to refinance or extend principal payments due at maturity or pay them with proceeds of other capital transactions, we expect that our cash flow will not be sufficient in all years to pay distributions to our stockholders and to repay all such maturing debt. Furthermore, if prevailing interest rates or other factors at the time of refinancing (such as the reluctance of lenders to make commercial real estate loans) result in higher interest rates upon refinancing, the interest expense relating to that refinanced indebtedness would increase. This increased interest expense would adversely affect our financial condition and results of operations.

RISING INTEREST RATES COULD ADVERSELY AFFECT OUR CASH FLOW. As of December 31, 1998, we had $16,528,000 outstanding under our line of credit. In addition, we may incur other variable rate indebtedness in the future. Increases in interest rates on this indebtedness could increase our interest expense, which would adversely affect our financial condition and results of operations. We may in the future engage in transactions to limit our exposure to rising interest rates.

WE MAY BE UNABLE TO OBTAIN EXTERNAL SOURCES OF CAPITAL. Our access to third-party sources of capital depends upon a number of factors, including general market conditions and the market's perception of our growth potential and our current and potential future earnings and cash distributions and the market price of the shares of our capital stock. Additional debt financing may substantially increase our leverage.

FINANCIAL COVENANTS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION. If a property is mortgaged to secure payment of indebtedness and we are unable to meet mortgage payments, the mortgagee could foreclose on the property, resulting in loss of income and asset value. The mortgages on our properties contain customary negative covenants which, among other things, limit our ability, without the prior consent of the lender, to further mortgage the property, to enter into new leases or materially modify existing leases, and to discontinue insurance coverage. Foreclosure on mortgaged properties or an inability to refinance existing indebtedness would likely have a negative impact on our financial condition and results of operations.

WE ARE UNABLE TO REFINANCE CERTAIN INDEBTEDNESS. As of December 31, 1998, we had approximately $29.2 million of mortgage loans payable that were securitized by LTC Properties in REMIC transactions. The interest rates on the mortgage loans range from 8.0% to 12.0%. In connection with an administrative services agreement between us and LTC Properties, we have agreed not to prepay or cause to be prepaid any of our mortgage loans provided by LTC Properties which are securitized in REMIC transactions unless the property is sold to an unaffiliated third party. Because of this agreement, we will not have the ability to refinance this mortgage debt and consequently will not be able to lower our interest costs in a low interest rate environment.

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OUR HEDGING POLICIES INVOLVE RISKS OF UNANTICIPATED MOVEMENTS IN INTEREST
RATES

We may decide to employ hedging techniques to protect us against adverse movements in currency and/or other types of interest rates. While we may benefit from the use of these hedging mechanisms generally, unanticipated changes in interest rates, securities prices, or currency exchange rates may result in a poorer overall performance for us than if it had not entered into such hedging transactions.

In connection with the financing of real estate investments, we may use derivative financial instruments primarily to reduce exposure to adverse fluctuations in interest rates and foreign exchange rates. We do not intend to enter into derivative financial instruments for trading purposes. We would use any derivative position we maintain to reduce risk by hedging an underlying economic exposure. We intend to invest in derivatives having straightforward instruments with liquid markets. In order to reduce counter-party credit or legal enforcement risk, we will have all counter-parties be major investment or commercial banks and we will execute all transactions with documentation consistent with accepted industry practice.

CONFLICTS OF INTEREST

SOME OF OUR EXECUTIVE OFFICERS AND BOARD MEMBERS ARE ALSO EXECUTIVE OFFICERS AND BOARD MEMBERS OF A REAL ESTATE INVESTMENT TRUST.

     - Andre C. Dimitriadis, who is currently our Chairman and Chief Executive Officer serves in the same positions with LTC Properties;

     - James J. Pieczynski, who is currently our President and Chief Financial Officer serves in the same positions with LTC Properties; and

     - Christopher T. Ishikawa, who is currently our Senior Vice President and Chief Investment Officer serves in the same positions with LTC Properties.

LTC Properties is a real estate investment trust that invests primarily in long-term care through mortgage loans, facility lease transactions and other investments. Although none of the members of our management is committed to spending a particular amount of time on LTC Healthcare's or LTC Properties' affairs, each of the members of management of LTC Healthcare spends approximately 25% of his time on LTC Healthcare's affairs and 75% of his time on LTC Properties' affairs. The continued involvement in LTC Properties by some of our executive officers and directors could divert management's attention from our day-to-day operations.

CONFLICTS OF INTEREST MAY ARISE IN INTERPRETATIONS OF INTERCOMPANY AGREEMENTS BETWEEN OUR COMPANY AND LTC PROPERTIES.

We and LTC Properties entered into an intercompany agreement and an administrative services agreement on September 30, 1998. Because LTC Properties owned nonvoting common stock of our company (representing approximately 99% of the outstanding shares of our common stock) at the time the agreements were entered into, such agreements were not negotiated at arms-length and may include terms which are not as favorable as would have been derived from arms-length negotiations. Moreover, because our management is largely the same as LTC Properties' management, conflicts may arise with respect to the operation and effect of our intercompany agreements and relationships which could have an adverse effect on us if not properly resolved. More specifically, overlapping members of the board of directors and senior management of both companies may be presented with

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conflicts of interest with respect to matters affecting us and LTC
Properties, such as the determination of which company may take advantage of potential business opportunities, decisions concerning the business focus of each company (including decisions concerning the types of properties and geographic locations in which such companies make investments), potential competition between the business activities conducted, or sought to be conducted, by such companies (including competition for properties and tenants), possible corporate transactions (such as acquisitions), and other strategic decisions affecting the future of such companies. Conflicts also may arise with respect to the restriction on LTC Properties' right to engage in activities or make investments that involve real estate unless we were first offered the opportunity and declined to pursue such activities or investments.

IF LTC PROPERTIES FAILS TO QUALIFY AS A REIT, LTC PROPERTIES WOULD BE ALLOWED TO COMPETE WITH US.

The intercompany agreement which we entered into with LTC Properties prohibits us from developing a direct or indirect opportunity to invest in real estate through facility lease transactions and other investments unless LTC Properties was first offered the opportunity and declined to pursue such activities and investments. As a REIT, LTC Properties is required to focus principally on investment in certain real estate assets and is prevented from owning certain assets and conducting certain activities that would be inconsistent with its status as a REIT. If LTC Properties in the future should fail to qualify as a REIT, it would thereafter have the ability to participate in a broader range of investments and activities that are presented to it by us under the intercompany agreement. As a result, LTC Properties's ability to engage in non REIT activities could (1) significantly restrict the opportunities we may pursue, and/or (2) allow LTC Properties to compete with us for non REIT investments. Accordingly, if LTC Properties should fail to qualify as a REIT, that failure could have a material adverse effect on us.

IF WE ISSUE ADDITIONAL EQUITY SECURITIES, THE INVESTMENT OF EXISTING STOCKHOLDERS WILL BE DILUTED

We may from time to time raise additional capital from the issuance and sale of equity securities. Any such issuances may significantly dilute the interests of the existing holders of our securities, including our common stock.

THERE ARE DISADVANTAGES OF INVESTMENTS IN DEBT INSTRUMENTS

WE COULD CHANGE OUR INVESTMENT AND FINANCING POLICIES WITHOUT A VOTE OF STOCKHOLDERS

Our Board of Directors will determine our investment and financing policies, our growth strategy and our debt, capitalization, distribution and operating policies. Although the Board of Directors has no present intention to revise or amend these strategies and policies, the Board of Directors may do so at any time without a vote of stockholders. Accordingly, stockholders will have no control over changes in our strategies and policies (other than through the election of directors), and any such changes may not serve the interests of all stockholders and could adversely affect our financial condition or results

VARIOUS MARKET CONDITIONS AFFECT THE PRICE OF OUR COMMON STOCK

As with other publicly-traded equity securities, the market price of our common stock will depend upon various market conditions, which may change from time to time. Among the market conditions that may affect the market price of our common stock are the following:

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     -    the extent of investor interest in us;

     - the general reputation of healthcare related investment companies and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate-based companies);
     -    our financial performance and that of our operators; and

     - general stock and bond market conditions, including changes in interest rates on fixed income securities which may lead prospective purchasers of our common stock to demand a higher annual yield from future distributions. Such an increase in the required yield from distributions may adversely affect the market price of our common stock.

Other factors such as governmental regulatory action and changes in tax laws could also have a significant impact on the future market price of our common stock.

WE MAY EXPERIENCE RISKS ASSOCIATED WITH YEAR 2000 PROBLEMS

We believe our internal accounting and information systems will be Year 2000 compliant by mid-1999. However, we cannot guarantee that we will achieve these results. In addition, we cannot be assured that other third parties whose systems and operations impact us will be compliant nor can we and our lessees be assured that the federal and state governments, upon which our lessees rely for Medicare and Medicaid revenue, will be in compliance in a timely manner. If we, our third-party tenants or other third-parties, including the federal and state governments, with which we and our lessees do business, are not year 2000 compliant, we could experience disruptions to our business and operations that could have a material impact on our financial position, results of operations or liquidity.

We will also have year 2000 exposure in non-information technology areas as it relates to owned properties. There is a risk that embedded chips in elevators, security systems, electrical systems and similar technology-driven devices may stop functioning on January 1, 2000. All of our owned properties are leased under triple-net leases and as such, the cost to repair any of these items will be paid by the lessee.

WE ARE DEPENDENT ON OUR KEY PERSONNEL

We depend on the efforts of our executive officers, particularly Messrs. Dimitriadis and Pieczynski. While we believe that we could find suitable replacements for these key personnel, the loss of their services or the limitation of their availability could have an adverse impact on our operations.

DIVIDEND POLICY

The future payment of dividends by us will depend on decisions that will be made by our Board of Directors from time to time based on our results of operations and financial condition and such other business considerations as the Board of Directors considers relevant. We presently anticipates that we will retain all available funds for use in the operation and expansion of its business and do not anticipate paying any dividends in the foreseeable future

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CERTAIN ANTI TAKEOVER FEATURES AFFECTING A CHANGE IN CONTROL OF OUR COMPANY

Certain provisions of our Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of our company. Such provisions include Article II of the Articles of Incorporation which authorizes our Board of Directors to issue shares of preferred stock of our company, in one or more series, and to establish the rights and preferences (including the convertibility of such shares of preferred stock into shares of common stock) of any series of preferred stock so issued. Our stockholders have no right to take action by written consent and are, except as otherwise required by law, not permitted to call special meetings of stockholders. Any amendment of our Bylaws by the stockholders or certain provisions of our Articles of Incorporation requires the affirmative vote of at least 66 2/3% of the shares of voting stock then outstanding. In addition, the affirmative vote of at least 66 2/3% of the shares of voting stock then outstanding is required for any merger, exchange or consolidation to which we are a party and which requires stockholder approval under Nevada statutory law and any sale or other disposition by us of all or substantially all of our assets. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of our common stock. Such provisions also may inhibit fluctuations in the market price of our common stock that could result from takeover attempts and could discourage an acquisition attempt or other transaction that some or a majority of stockholders might believe to be in their best interests. Such provisions could further have the effect of making it more difficult for third parties to cause the replacement of the current management of our company without the concurrence of our Board of Directors.

In addition, certain provisions of Nevada statutory law may make more difficult the acquisition of control of our company without the approval of our Board of Directors. Nevada's Combinations with Interested Stockholders statute (NRS Sections 78.411-78.444), which applies to Nevada corporations having at least 200 stockholders, prevents an "interested stockholder" and an applicable Nevada corporation from entering into a "combination" unless certain conditions are met. A "combination" means any merger or consolidation with an "interested stockholder," or any sale, lease exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions, with an "interested stockholder" having:

     (1) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation;

     (2) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation; or

     (3)  10% or more of the earning power or net income of the corporation

An "interested stockholder" means a person who, together with affiliates and associates, beneficially owns (or within the prior three years, did beneficially own) 10% or more of the voting power of the corporation. A corporation to which this statute applies may not engage in a "combination" within three years after the interested stockholder acquired its shares unless the combination or purchase is approved by the board of directors before the interested stockholder acquired such shares. If this approval is not obtained, then, after the expiration of the three-year period, the business combination may be consummated with the approval of the board of directors or a majority of the voting power

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held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of:

     (1) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher;

     (2) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher; or

     (3) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

Nevada's Acquisition of Controlling Interest statute (NRS Sections 78.378-78.3793) applies only to Nevada corporations with at least 200 stockholders, including at least 100 stockholders of record who are Nevada residents, and which conduct business directly or indirectly in Nevada. As of December 31, 1998, we do not have more 100 stockholders of record who are residents of Nevada, although there can be no assurance that in the future the Acquisition of Controlling Interest statute will not apply to us.

The Acquisition of Controlling Interest statute prohibits an acquirer, under certain circumstances, from voting its shares of a target corporation's stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation's disinterested stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become "Control Shares" and such Control Shares are deprived of the right to vote until disinterested stockholders restore the right. The Acquisition of Controlling Interest statute also provides that in the event Control Shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the Control Shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters' rights.